JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

February 29, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp. (the “Company”)

Registration Statement of Form S-3

File No. 333-148831

Filed: January 24, 2008

Form 10-KSB for the Fiscal Year Ended June 30, 2007

File No. 1-33630

Filed September 27, 2007

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated February 20, 2008.

1.

With respect to comment No. 1, please be advised that Marco Picolo has been identified as the individual who exercises voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling security holders. In furtherance thereof, we have identified Mr. Picolo in the Registration Statement as having voting control over the securities to be offered.

2.

With respect to comment 2, please be advised that none of the selling security holders are broker-dealers or affiliates of broker-dealers. Appropriate disclosure has been made in the Registration Statement.

3.

With respect to comment 3, we have amended the Registration Statement to reflect that Lucie Letellier is the Company’s chief financial officer and that she has signed the Registration Statement in that capacity.

4.

With respect to comment 4, we have filed Amendment No.1 to our Annual Report for the year ended June 30, 2007 to reflect the following additional language with respect to management’s evaluation of the effectiveness of its controls and procedures.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those written policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles;

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provide reasonable assurance that receipts and expenditures are being made only in accordance with management and director authorization; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Based on this evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that the company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There was no change in the company's internal controls that occurred during the period covered by this report that has materially affected, or is reasonably likely to affect, the company's internal controls over financial reporting

REQUEST FOR ACCELERATION:

Based on the foregoing, and in accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, as amended, Paramount Gold and Silver Corp. is hereby requesting that the Company's Registration Statement on Form S-3, as amended, referenced above, be made effective on March 5, 2008 , or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ JEFFREY G. KLEIN
Jeffrey G. Klein Counsel For Paramount Gold and Silver Corp.